

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 13, 2009

Mr. William L. Jasper
President and CEO
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Ave.
Greensboro, NC 27419

   Re: **Unifi, Inc.**
      Form 10-K for the Fiscal Year Ended June 29, 2008
      Filed September 12, 2008
      File No. 1-10542

Dear Mr. Jasper:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          H. Christopher Owings
          Assistant Director